
GLOBEX

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

19,215,074 shares issued and outstanding

Ref.: File no. 82-4025

January 11, 2010

Globex Options Parbec Gold Property to Savant

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that it has optioned 100% interest in its Parbec Gold Property situated in Malartic Township, Quebec to Savant Explorations Ltd. (SVT-V).

Terms of the agreement are the following:

1) $525,000 in cash payments over 4 years
2) 750,000 shares of Savant over 4 years
3) $3,850,000 in exploration expenditures over 4 years
4) A sliding gross metal royalty (GMR) on all mineral production
   - 1% GMR at a gold spot price of US$1,000.00/oz or less
   - 1.5% GMR at a gold spot price greater than US$1,000.00/oz but less than US$1,200.00/oz
   - 2% GMR at a gold spot price equal to or greater than US$1,200.00/oz.

The Parbec Gold Property consisting of 7 claims is located in Malartic Township, adjoining to the west of the East Amphi gold deposit owned by Osisko Mining Corporation. The property has been subjected to several drill programs which have indicated a historical series of gold zones. A 580 metre ramp was excavated to allow bulk sampling of one of the areas of gold mineralization but the company ran out of money before being able to access the gold zone.

The property, which straddles the world famous gold localizing Cadillac fault, is 6 kilometres northwest of Osisko Mining Corporation's Canadian Malartic gold project and within the same geological formations where Osisko recently announced a new gold resource estimate, "total in-pit M&I resource is now 9.12 million ounces" (Osisko Press Release, December 14, 2009).

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3




10015096

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com